UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The KeyW Holding Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Convertible Senior Notes due 2019
(Title of Class of Securities)
493723 AA8
(CUSIP Number of Class of Securities)
Philip Luci
Executive Vice President and General Counsel
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
Telephone: (443) 733-1600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Justin R. Salon
Andrew P. Campbell
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$149,500,000	$18,612.75
*
Calculated solely for purposes of determining the filing fee and should not be used for any other purpose. The purchase price of the 2.50% Convertible Senior Notes due July 15, 2019 is approximately $1,000 per $1,000 principal amount outstanding. As of April 13, 2018, there was $149.5 million in aggregate principal amount of such notes outstanding, resulting in an aggregate maximum purchase price of  $149.5 million.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by The KeyW Holding Corporation, a Maryland corporation (“KeyW” or the “Company”), in connection with the offer to purchase (the “Tender Offer”) for cash any and all of the Company’s 2.50% Convertible Senior Notes due 2019 (the “Notes”) upon the terms and conditions set forth in the Offer to Purchase dated April 13, 2018 (as may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Holders may tender their Notes until 11:59 p.m., New York City time, on May 15, 2018, or any other date and time to which the Company extends such Tender Offer, unless earlier terminated, in the Company’s sole discretion.
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.
Item 1.
Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)
Name and Address.   The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
(443) 733-1600
(b)
Securities.   The securities that are the subject of the offer are KeyW’s outstanding 2.50% Convertible Senior Notes due 2019, which are convertible into shares of KeyW’s common stock, $0.001 par value per share. As of April 13, 2018, there were $149.5 million aggregate principal amount of the Notes outstanding.

(c)
Trading Market and Price.   The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information set forth in the section of the Offer to Purchase entitled “Market Price Information” is incorporated herein by reference.

Item 3.
Identity and Background of Filing Person.

(a) — (c)
Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.

This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above and the section entitled “The Company” in the Offer to Purchase is incorporated herein by reference. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company:
Name	Position
William J. Weber	Chairman of the Board, President and Chief Executive Officer
Michael J. Alber	Executive Vice President (EVP), Chief Financial Officer and Treasurer

Name	Position
John Sutton	EVP, Chief Operating Officer
Philip Luci	EVP, General Counsel and Corporate Secretary
Marion Ruzecki	EVP, Chief People Officer
Kirk Herdman	EVP, Business Development and Strategy
Deborah Bonanni	Director
William I. Campbell	Director
Shephard W. Hill	Director
Chris Inglis	Director
Ken Minihan	Director
Arthur L. Money	Director
Caroline S. Pisano	Director
Mark W. Sopp	Director
The address of each director and executive officer is 7740 Milestone Parkway, Suite 400, Hanover, Maryland 21076 and the telephone number for each director and executive officer is (443) 733-1600.
Item 4.
Terms of the Transaction.

(a)
Material Terms.   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)
Purchases.   Based on a reasonable inquiry by the Company: (i) none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes; (ii) the Company will not purchase any Notes from such persons; and (iii) during the 60 days preceding the date of the Tender Offer, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements in connection with the Notes:
(1)
Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

(2)
First Supplemental Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

(3)
Form of 2.50% Senior Note due 2019, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

The Company has entered into the following agreements with respect to its common stock:
(1)
Amended and Restated Articles of Incorporation of the Company, as filed on October 6, 2010, filed as Exhibit 3.1 to the Company’s Form 10-K filed March 29, 2011, is hereby incorporated by reference.

(2)
Amended and Restated Bylaws of the Company, effective as of August 13, 2014, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.

(3)
The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.

(4)
Long-Term Incentive Plan, filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference

(5)
Annual Incentive Plan, filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference

(6)
The KeyW Holding Corporation 2010 Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.

(7)
The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, filed as Annex A to Company’s Definitive Proxy Statement on Schedule 14A filed July 10, 2015, is hereby incorporated by reference.

(8)
Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

(9)
Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

(10)
Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.

(11)
Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.

(12)
Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

(13)
Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

(14)
Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

(15)
Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

(16)
Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

(17)
Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.   The information set forth in the section of the Offer to Purchase entitled “The Terms of the Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the section of the Offer to Purchase entitled “The Terms of the Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(c)
Plans.   At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions, although the Company currently has no material plans, proposals or negotiations as described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source of Funds,” “The Terms of the Tender Offer — Purpose of the Tender Offer” and “Certain Considerations” is incorporated herein by reference.

Item 7.
Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “The Terms of the Tender Offer — Conditions to the Tender Offer,” “Certain Considerations — Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).
Item 8.
Interest in Securities of the Subject Company.

(a) and (b)
The information set forth in the section of the Offer to Purchase entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9.
Persons/Assets Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.   The information set forth in the section of the Offer to Purchase entitled “Dealer Manager; The Depository and the Information Agent” is incorporated herein by reference.

Item 10.
Financial Statements.

(a)
Financial Information.   The Company’s financial statements appearing on pages F-1 through F-34 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 are incorporated herein by reference. The Company’s Computation of Ratio of Earnings to Fixed Charges for the years ended 2017, 2016, 2015, 2014 and 2013 is attached hereto as Exhibit (a)(6)(A) and is incorporated herein by reference.

(b)
Pro Forma Information.   Not applicable.

Item 11.
Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.   Not applicable.

(c)
Other Material Information.   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO is incorporated herein by reference.

Item 12.
Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 13, 2018.
(a)(1)(B)	Letter of Transmittal.
(a)(5)(A)	Press Release, dated April 13, 2018.
(a)(6)(A)	Computation of Ratio of Earnings to Fixed Charges.
(d)(1)	Amended and Restated Articles of Incorporation of the Company, as filed on October 6, 2010, filed as Exhibit 3.1 to the Company’s Form 10-K filed March 29, 2011, is hereby incorporated by reference.

Exhibit No.	Description
(d)(2)	Amended and Restated Bylaws of the Company, effective as of August 13, 2014, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(3)	Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(4)	First Supplemental Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(5)	Form of 2.50% Senior Note due 2019, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(6)	The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(7)	Long-Term Incentive Plan, filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(8)	Annual Incentive Plan, filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(9)	The KeyW Holding Corporation 2010 Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(10)	The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, filed as Annex A to Company’s Definitive Proxy Statement on Schedule 14A filed July 10, 2015, is hereby incorporated by reference.
(d)(11)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(12)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(13)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(14)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(15)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(16)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(17)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby

Exhibit No.	Description
incorporated by reference.
(d)(18)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(19)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(20)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
Item 13.
Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2018
The KeyW Holding Corporation
By:	/s/ Michael J. Alber
Name: Michael J. Alber Title: Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 13, 2018.
(a)(1)(B)	Letter of Transmittal.
(a)(5)(A)	Press Release, dated April 13, 2018.
(a)(6)(A)	Computation of Ratio of Earnings to Fixed Charges.
(d)(1)	Amended and Restated Articles of Incorporation of the Company, as filed on October 6, 2010, filed as Exhibit 3.1 to the Company’s Form 10-K filed March 29, 2011, is hereby incorporated by reference.
(d)(2)	Amended and Restated Bylaws of the Company, effective as of August 13, 2014, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(3)	Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(4)	First Supplemental Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(5)	Form of 2.50% Senior Note due 2019, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(6)	The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(7)	Long-Term Incentive Plan, filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(8)	Annual Incentive Plan, filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(9)	The KeyW Holding Corporation 2010 Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(10)	The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, filed as Annex A to Company’s Definitive Proxy Statement on Schedule 14A filed July 10, 2015, is hereby incorporated by reference.
(d)(11)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(12)	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(13)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(14)	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.

Exhibit No.	Description
(d)(15)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(16)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(17)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(18)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(19)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(20)	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.